NQL DRILLING TOOLS inc.
1507-4 Street, Nisku, Alberta, Canada T9E 7M9
Tel: (780) 955-8828 Fax: (780) 955-3309
E-mail: investor.info@nql.com
website: http://www.nql.com

04035430

RECEIVED JUL 09 2004 SEC MAIL PROCESSING SECTION WASH. D.C. 207

SUPPL

Our File: 300.171

July 8, 2004

United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs/Mesdames;

Re: NQL Drilling Tools Inc. (the "Issuer")
Submission Pursuant to Rule 12g3-2(b) under the United States Security Act of 1934
Your File No. 82-2052

Further to the above-captioned matter, please find enclosed the following relevant documents since the date of the Issuer's submission of May 20, 2004:

		INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	**WHEN IT IS REQUIRED TO BE MADE PUBLIC**	**BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS**
1.	Information which the Issuer has made or is required to make public since May 20, 2004 pursuant to the laws of Canada:			
	a.	Report of Voting Results i. July 6, 2004	promptly following AGM	Issuer
	b.	News releases i. June 15, 2004 ii. June 23, 2004 iii. June 30, 2004	immediately	Issuer
2.	Information which the Issuer has filed or is required to file with The Toronto Stock Exchange:			
	a.	the same information as referred to in items: above		
3.	Materials which the Issuer has distributed or is required to distribute to its security holders:			
	a.	the same information as referred to in items: above		
4.	Materials which the Issuer has distributed to security holders as set out in a supplemental mailing list (maintained by the transfer agent for the Issuer) which materials are in addition to those listed in item 3.a. above:			
	a.	the same information as referred to in items: above		

We trust you will find the foregoing satisfactory. Should you have any questions or comments, please do not hesitate to contact the undersigned.

Yours truly,

Susan J. Foote
Assistant Corporate Secretary
Enclosures
Delivered via FedEx

PROCESSED
JUL 13 2004
THOMSON FINANCIAL

dlw 7/13

NQL is listed on the Toronto Stock Exchange (NQLA)

DRILLING TOOLS inc.

Annual Meeting of Shareholders of
NQL Drilling Tools Inc. (the "Corporation")

June 29, 2004

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations Section 11.3

Matters Voted Upon

	General Business:	**Outcome of Vote**
1.	The appointment of Deloitte & Touche LLP as the auditors of the Corporation and the authorization of the directors to fix their remuneration.	Carried on vote by show of hands
2.	Fixing the number of directors to be elected for the ensuing year at eight and the election of the following eight directors of the Corporation until the close of the next annual meeting of shareholders or until their successors are duly elected or appointed.	Carried on vote by show of hands

Dean G. Prodan
R. Tim Swinton
Dean Livingstone
Derek C. Martin
Bruce R. Libin
Glen D. Roane
Thomas R. Bates, Jr.
John G. Clarkson

/s/ "Kevin Nugen"t

Kevin Nugent
Senior Vice President, Finance, Chief Financial Officer and Corporate Secretary

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
NQL Announces update on Status of Strategic Process

NISKU, AB, June 15 /CNW/ - NQL Drilling Tools Inc. (TSX - NQL.A) announces an update on the status of its strategic process.

As previously announced, NQL formed a special committee of the Board of Directors to consider various options available to the Company to enhance shareholder value. The special committee retained Simmons & Company International, a Houston based investment banking firm specializing in the energy industry, to assist in considering and evaluating strategic alternatives.

The Board of Directors has received offers, proposals or expressions of interest with respect to each of the Company's operating divisions. The Board of Directors has instructed Simmons & Company International to continue to work with the interested parties to explore one or more potential transactions. To date, NQL has not received any proposals that provide for the sale of the Company as a whole.

The Board of Directors is continuing to review and consider the alternatives available to the Company. There can be no assurance that the Company will enter into any of the proposed transactions or that any such transaction will be completed. As appropriate, the Company will provide further updates on this process.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL trades on the Toronto Stock Exchange under the symbol NQL.A.

%SEDAR: 00003534E

/For further information: please contact: R.T. (Tim) Swinton, Chairman of the Special Committee of the Board of Directors, (780) 955-8828;

(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 08:00e 15-JUN-04

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
NQL Announces CEO Hospitalized

NISKU, AB, June 23 /CNW/ - NQL Drilling Tools Inc. (TSX - NQL.A) announces that its President and Chief Executive Officer, Dean Livingstone, has been hospitalized for tests and treatment of an illness. It is unclear when Mr. Livingstone will be able to resume his duties, and during his recovery Kevin Nugent, the Company's Chief Financial Officer, will act in his place in performing Mr. Livingstone's senior management responsibilities. The entire Board of Directors looks forward to Mr. Livingstone's complete recovery and rapid return to his duties.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a world-wide basis. NQL trades on the Toronto Stock Exchange under the symbol NQL.A.

%SEDAR: 00003534E

/For further information: Please contact R.T. (Tim) Swinton, Chairman of the Board of Directors, (780) 955-8828;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw.;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 08:00e 23-JUN-04

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
NQL Drilling Tools Inc. Annual General Meeting Results

NISKU, AB, June 30 /CNW/ - NQL Drilling Tools Inc. (TSX-NQL.A) announces that at its Annual General Meeting held on June 29, 2004, the following were elected as the Company's Board of Directors: R.T. (Tim) Swinton (Chairman), R. Dean Livingstone, Bruce R. Libin, Glen D. Roane, Thomas R. Bates Jr., John Clarkson, Dean G. Prodan and Derek Martin.

The condition of Dean Livingstone, NQL's President and Chief Executive Officer, has improved. Mr. Livingstone has been released from hospital and is expected to recover fully from his illness, although this may take approximately one month. During Mr. Livingstone's convalescence, Kevin Nugent, NQL's Chief Financial Officer, will act in Mr. Livingstone's place in performing his senior management responsibilities.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

%SEDAR: 00003534E

/For further information: R.T. (Tim) Swinton, Chairman of the Board of Directors, Telephone: (780) 955-8828;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 08:00e 30-JUN-04